Exhibit 99.1

Redwing Dewatering Program On Schedule

Dewatering Progressing as Expected

Over 544,000m³ Pumped Since January Commencement

NEW YORK, May 19, 2026 (GLOBE NEWSWIRE) - Namib Minerals (“Namib” or “the Company”), (Nasdaq: NAMM), the African mining platform capitalizing on strategic resource opportunities, today provided an operational update on the restart process at its Redwing Mine in Zimbabwe where dewatering activities are progressing consistent with the operational framework outlined in its April 2026 business update.

“We are pleased that the restart process at Redwing is advancing on schedule,” said Tulani Sikwila, Chief Executive Officer of Namib Minerals. “The progress we have made on dewatering reinforces our confidence in the restart pathway as we look ahead to the next phase of technical work at the mine. Redwing is a central component of our long-term strategy of building a scaled, multi-asset African gold platform through disciplined brownfield development and phased capital deployment.”

Redwing is a brownfield mining site that has produced 650,000 ounces of gold historically and today holds 1.18 million ounces of gold in measured and indicated resources that we are targeting will provide the platform for Namib’s next phase of growth.

Since the commencement of dewatering activities on January 29, 2026, the Company has pumped approximately 544,570 cubic meters of water from the mine workings, with water levels declining by approximately 21.9 meters over the period. Current combined pumping capacity is approximately 640m³ per hour and water levels have declined to approximately 74.9 meters below the Redwing Shaft surface collar. This represents good progress toward targeted underground access levels.

Operational Highlights

Dewatering Progress

●	High-capacity submersible pumps expected on site in the coming week to further increase pumping capacity

●	Dewatering infrastructure continues to operate consistently with no material interruptions reported since pumping activities commenced on January 29, 2026

●	Current pumping capacity exceeds requirements providing flexibility ahead of the next underground access milestones

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, our management teams’ expectations of anticipated restart process of the Redwing Mine, and related assumptions. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties which include, but are not limited to, (i) market risks, including the price of gold and equipment; (ii) the risk that the Company may not be able to successfully develop its assets as planned, including expanding the How mine and restarting and expanding the Redwing and Mazowe Mines; (iii) the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (iv) political and social risks of operating in Zimbabwe. The foregoing list is not exhaustive. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the filings we make with Securities and Exchange Commission (the “SEC”). We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contact us:

https://investors.namibminerals.com/ir-resources/contact-ir